Thinker-Tinker, Inc.



thinker-tinker

Annual Report
2019

Annual Report 2019

Throughout this document, mentions of Thinker-Tinker refer to Thinker-Tinker, a C-Corp formed on May 23rd, 2018 in California (the "Company"). The Company's physical address is 177 E Colorado Blvd, Suite 200, Pasadena, CA, 91105.

You may contact the Company by emailing hello@playoctobo.com. This annual report is posted on the Company's website, thinker-tinker.com/pages/annual-report-2019. The Company may provide additional, occasional updates to investors via Netcapital.com.

Table of Contents

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Thinker-Tinker ("Thinker-Tinker" or "Company") is a corporation formed on May 23rd, 2018, in California. The Company's physical address is 177 E Colorado Blvd, suite 200, Pasadena, CA 91105. The Company's web site may be accessed at Thinker-Tinker.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

[OFFICER 1]

Board positions with Thinker-Tinker

Dates	Position	Principal Occupation
May 2018	CEO	Founder, Thinker-Tinker

Positions with Thinker-Tinker

Dates	Position	Responsibilities
May 2018	CEO	Management

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
July 2016	Thinker-Tinker	Manager, Thinker-Tinker, Management

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Yuting Su owns 800,000 shares of COMMON STOCK, representing a voting power of 74.77%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Thinker-Tinker creates a character-based learning platform that could transform kids beloved character into an interactive companion that parents feel comfortable putting into their kids' hands. We are aiming to transform screen time into quality, active playtime. Our first product Octobo, the blue octopus friend was successfully crowdfunded and had launched at CES 2020. We create our own IP and also partner with renowned animation studios to create interactive products based on their lovable characters. We want to educate through companionship and storytelling as compared to other more transactional products. Thinker-Tinker's learning platform integrates physical books, digital apps, play, cognitive puzzles, and family time into one activity. Parents can additionally unlock new features and personally meaningful content with our expanding app library as their children grow or their interests change.

5. How many employees does the Company currently have? (§ 227.201(e))

One.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

- The manufacturing process for physical goods is often a complex one. Despite this, we are confident we will be able to streamline our product manufacturing with our trusted partners. Our founder speaks Mandarin and had visited our factory partners in the past and built a strong relationship with them.
- IP licensing is often time risky with minimum guarantee and upfront fees that locked down capital. However, our founder negotiated with our studio partner and the current deal structure had the two items waived. We can not guarantee the future contract will be the same, but since we are at a good position presenting ourselves in the partnership, we will be able to continue on with a startup preferable structure with them.
- If the Company is unable to raise additional capital on acceptable terms, it may be unable to maintain sufficient growth or commercialize its products. The Company may require substantial future capital in order to continue to conduct the research, product development, and marketing required to scale the business. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements may adversely affect the Company's business, financial condition, and results of operations because the Company

would be left without the capital required to complete product development or establish sales and marketing capabilities.

- Because the Company has a history of operating losses, and expects to generate operating losses for the foreseeable future, it may not achieve profitability for some time, if at all. The Company is in an early stage of development and, therefore, has a limited history of operations.

- The Company is faced with all of the risks associated with a company in the early stage of development. In addition, the Company's business is subject to numerous risks associated with a new company engaged in work with athletes tracking injuries. Such risks include, among other things, competition from well-established and well-capitalized companies and unanticipated development difficulties and risks associated with the need for regulatory approval. Because the Company is focused on product development, the Company has not generated significant product revenues to date. The Company has incurred losses each year of its operations and expects to continue to incur losses for the foreseeable future.

- The process of developing the Company's products requires significant research and development which is costly and does not result in revenues or profits. There can be no assurance that the Company will ever generate sufficient commercial sales or achieve profitability. Should this be the case, investors could lose their entire investment.

- The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

- Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Preferred Stock	3,000,000	100,000	Yes	
Common Stock	2,000,000	969,883	Yes	

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

At the Issuer's discretion.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Thinker-Tinker, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Thinker-Tinker and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date

COMCAST CABLE COMMUNICATIONS MANAGEMENT, LLC,	50,000	5%	7/20/2020
Techstars	50,000	5%	7/20/2020

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
07/2018	Common Stock	20,000	Section 4(a)(2)	Operating costs

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

DOES NOT APPLY

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

Our loss from operations amounted to $170,167 and $41,628 for the years ended December 31, 2018 and 2017, respectively. We recorded no revenue in each of these years. The components of our 2018 loss consisted of research and development of $65,611, general and administrative costs of $55,133 and marketing costs of $49,423. The components of our 2017 loss consisted of research and development of $27,693, general and administrative costs of $5,420 and marketing costs of $8,515. In 2019, we continued to spend on the three categories noted above, and as of the issuance date this offering statement, we had a cash balance of approximately $300,000 and a monthly burn rate of approximately $10,000, but that number can change greatly based on inventory spending and other investments. A co-founder of the company, who owns less than 20% of the company, is the holder of a $250,000 SAFE agreement. It is uncertain as to whether the Company will have access to capital in the future from this co-founder or its other lenders. In the event an existing debt holder advances additional money to the Company, the terms of such funding may not be in the interest of the minority holders.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements attached by the end of the document.

Ongoing Reporting Requirements

Thinker-Tinker has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Thinker-Tinker will file a report electronically with the SEC annually and post the report on its web site (thinker-tinker.com/pages/annual-report-2019) no later than 120 days after the end of each fiscal year covered by the report.

Thinker-Tinker, Inc.
California Corporation

Consolidated Financial Statements (Unaudited)
and Independent Accountant's Review Report
December 31, 2018 and 2017

THINKER-TINKER, INC

TABLE OF CONTENTS



To the Board of Directors of
Thinker-Tinker, Inc.
Pasadena, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying consolidated financial statements of Thinker-Tinker, Inc. (the "Company"), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of operations, changes in stockholders' equity/(deficit), and cash flows for the for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
January 20, 2020

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Thinker-Tinker, Inc
Consolidated Balance Sheets (Unaudited)
As of December 31, 2018 and 2017

	2018	2017
ASSETS		
Current Assets:		
Cash	$ 715,307	$ 73,029
Due from related party	3,250	-
Other receivable	-	1,946
Total Current Assets	718,557	74,975
TOTAL ASSETS	$ 718,557	$ 74,975
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 20,240	$ 1,850
Deferred revenue	50,262	-
Accrued interest payable	2,247	-
Total Current Liabilities	72,749	1,850
Long-Term Liabilities:		
Convertible note	100,000	-
SAFE liability	600,000	-
Total Long-Term Liabilities	700,000	-
Total Liabilities	772,749	1,850
Members' Equity:	-	73,125
Stockholders' Equity/(Deficit):		
Series Seed Preferred Stock, no-par, 10,000 shares authorized, 10,000 and 0 shares issued and outstanding, liquidation preference of $140,553 and $0, as of December 31 2018 and 2017, all respectively	-	-
Undesignated Preferred Stock, no-par, 2,990,000 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2018 and 2017, respectively	-	-
Common Stock, no-par, 2,000,000 shares authorized, 96,383 and 0 shares issued and outstanding as of December 31, 2018 and 2017, respectively	-	-
Additional paid-in capital	160,553	-
Accumulated deficit	(214,745)	-
Total Stockholders' Equity/(Deficit)	(54,192)	73,125
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 718,557	$ 74,975

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these consolidated financial statements.

Thinker-Tinker, Inc.
Consolidated Statements of Operations (Unaudited)
For the years ended December 31, 2018 and 2017

	2018	2017
Sales, net	$ -	$ -
Costs of goods sold	-	-
Gross profit	-	-
Operating Expenses:		
Research and development	65,611	27,693
General and administrative	55,133	5,420
Sales and marketing	49,423	8,515
Total Operating Expenses	170,167	41,628
Loss from operations	(170,167)	(41,628)
Other Income/(Expense):		
Interest income	897	-
Interest expense	(2,247)	-
Total Other Income/(Expense)	(1,350)	-
Provision for income taxes	(800)	(800)
Net Loss	$ (172,317)	$ (42,428)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

Thinker-Tinker, Inc.
Consolidated Statements of Changes in Stockholders' Equity/(Deficit) (Unaudited)
For the years ended December 31, 2018 and 2017

	Thinker-Tinker, LLC	Thinker-Tinker, Inc.						
		Series Seed Preferred Stock		Common Stock				
	Members' Equity/(Deficit)	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
Balance at December 31, 2016	$ 3,449	-	$ -	-	$ -	$ -	$ -	$ -
Capital contribution	112,104	-	-	-	-	-	-	-
Net loss	(42,428)	-	-	-	-	-	-	-
Balance at December 31, 2017	73,125	-	-	-	-	-	-	-
Capital contribution	25,000	-	-	-	-	-	-	-
Conversion to corporation	(98,125)	10,000	-	90,000	-	140,553	(42,428)	98,125
Issuance of common stock	-	-	-	6,383	-	20,000	-	20,000
Net loss	-	-	-	-	-	-	(172,317)	(172,317)
Balance at December 31, 2018	$ -	10,000	$ -	96,383	$ -	$ 160,553	$ (214,745)	$ (54,192)

Undesignated preferred stock had no activity or balances for the periods presented.

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.
- 4 -

Thinker-Tinker, Inc
Consolidated Statements of Cash Flows (Unaudited)
For the years ended December 31, 2018 and 2017

	2018	2017
Cash Flows From Operating Activities		
Net Loss	$ (172,317)	$ (42,428)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Increase)/Decrease in other receivables	1,946	(1,946)
(Increase)/Decrease in due from related party	(3,250)	-
Increase/(Decrease) in accounts payable	18,390	1,850
Increase/(Decrease) in deferred revenue	50,262	-
Increase/(Decrease) in accrued interest payable	2,247	-
Net Cash Used In Operating Activities	(102,722)	(42,524)
Cash Flows From Financing Activities		
Proceeds from issuance of convertible notes	100,000	-
Proceeds from SAFE agreements	600,000	-
Capital contributions	25,000	112,104
Proceeds from issuance of common stock	20,000	-
Net Cash Provided By Financing Activities	745,000	112,104
Net Change In Cash	642,278	69,580
Cash at Beginning of Period	73,029	3,449
Cash at End of Period	$ 715,307	$ 73,029
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income tax	$ 800	$ 800

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these consolidated financial statements.

Thinker-Tinker, Inc
Notes to Consolidated Financial Statements (unaudited)
As of December 31, 2018 and 2017 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Thinker-Tinker, Inc. (the "Company"), is a corporation formed on May 23, 2018 under the laws of California. Thinker-Tinker, LLC (the "Predecessor Company"), is a limited liability company organized on July 28, 2016 under the laws of California under common ownership and control as the Company. In May 2018, the Predecessor Company merged with the Company in an acquisition transaction, whereby the owners of the Predecessor Company agreed to exchange 100% of the interests in the Predecessor Company for 90,000 shares of the Company's Common Stock and 10,000 shares of the Company's Series Seed Preferred Stock and dissolving the Predecessor Company. The Company offers multi-platform products to promote new ways of digital engagement for the kids.

As of December 31, 2018, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, product development, and efforts to raise additional capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). In accordance with ASC 805-50-45-5, for transactions between entities under common control, consolidated financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. Therefore, these consolidated financial statements include all accounts of Thinker-Tinker, Inc. and Thinker-Tinker, LLC. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the consolidated balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated balance sheet and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2018, the Company's cash balances exceeded federally insured limits by $465,307.

Thinker-Tinker, Inc
Notes to Consolidated Financial Statements (unaudited)
As of December 31, 2018 and 2017 and for the years then ended

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. There are no accounts receivable or associated allowances for doubtful accounts established as of December 31, 2018 or 2017.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity. Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity/(deficit).

Thinker-Tinker, Inc
Notes to Consolidated Financial Statements (unaudited)
As of December 31, 2018 and 2017 and for the years then ended

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company expects to collect revenue upon sale and recognize the revenue when the item has shipped. No revenues have been earned or recognized as of December 31, 2018 or 2017. Orders that have been placed and paid as of year-end but have not been shipped are recorded to deferred revenue. Deferred revenue was $50,262 and $0 as of December 31, 2018 and 2017, respectively. Sales tax is collected on sales in California and these taxes are recorded as a liability until remitted.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $65,611 and $27,693 for the years ended December 31, 2018 and 2017, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

From its July 28, 2016 inception until May 23, 2018 the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying consolidated financial statements during that period.

For the period after the May 23, 2018 merger, the Company was taxed as a corporation. The Company has a net operating loss carryforward of $92,549 as of December 31, 2018. The Company used its

Thinker-Tinker, Inc
Notes to Consolidated Financial Statements (unaudited)
As of December 31, 2018 and 2017 and for the years then ended

estimated combined effective tax rate of approximately 28% from Federal and California tax rates to derive a net deferred tax asset of $34,813 as of December 31, 2018 resulting from its net operating loss carryforwards and other book-to-tax differences. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward before it begins to expire in 2038, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements are prepared on a going concern basis and do not include any adjustments that might result from uncertainty about our ability to continue as a going concern. As of December 31, 2018, the Company's available cash totaled $715,307. However, the Company has an accumulated deficit of $214,745, has incurred substantial losses from operations, and generated negative cash flows from operating activities. The Company's current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities. These projections and certain liquidity risks raise substantial doubt about whether the Company will be able to meet current operating demands. As a result of these factors, there exists substantial doubt to whether the Company will be able to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4: FINANCING ARRANGEMENTS

<u>Convertible Notes</u>

In 2018, the Company issued two convertible notes to investors for total principal of $100,000. The instruments mature in July 2020 and bear 5% interest per annum. As no repayments nor conversion have occurred to date, the outstanding principal balance as of December 31, 2018 was $100,000, and accrued interest payable on these notes was $2,247. Interest expense for the year ended December 31, 2018 was $2,247.

In event that the Company issues and sells shares of its preferred stock to investors, on or before the date of the repayment in full of these notes, in an arms-length equity financing resulting in gross proceeds to the Company of at least $250,000, then the outstanding principal balance of these notes and any unpaid accrued interest under these notes shall automatically convert into shares of the same class and series of preferred stock sold in the qualified financing at a conversion price equal to the lesser of 80% of the price paid per share for such shares of stock by the investors in the triggering equity financing, or the price equal to the quotient of $3,000,000 divided by the fully diluted capitalization of the Company at the date of the triggering equity financing event.

If the convertible notes remain outstanding at the maturity date, at the election of the majority of the convertible note holders, the then outstanding principal and accrued interest balance may be converted into the Company's stock at the price per share implied by a valuation cap of $2,000,000 on the fully diluted capitalization of the Company at the maturity date.

Thinker-Tinker, Inc
Notes to Consolidated Financial Statements (unaudited)
As of December 31, 2018 and 2017 and for the years then ended

If the convertible notes remain outstanding at the date of a sale of the Company (as defined in the note agreements), the note holders are to be paid the greater of the then outstanding principal and accrued interest or the payment amount determined by the number of shares the notes are convertible into at the price per share implied by a valuation cap of $2,000,000 on the fully diluted capitalization of the Company at the sale transaction date.

SAFE Agreements

In 2018, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments of $600,000.

The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's preferred stock. If there is an equity financing before the expiration or termination of this instrument, the Company will automatically issue to the investor a number of shares of Preferred Stock equal to the purchase amount divided by the conversion price. The conversion price is the lesser of a 20% discount to the pricing in the triggering equity financing or the price per share implied by a valuation cap of $7,000,000 on the fully diluted capitalization of the Company at the date of the triggering equity financing event.

In the case of a liquidation event (as defined in the SAFE agreement) before the expiration or termination of the SAFE agreements, the SAFE agreements are convertible at the holders' election into either: a) cash equal to the purchase amount or b) Company's common stock equal to the purchase amount divided by the price per share implied by a valuation cap of $7,000,000 on the fully diluted capitalization of the Company at the date of liquidation event, if the investor fails to select the cash option.

In the case of a dissolution event (as defined in the SAFE agreement) before the expiration or termination of the SAFE agreements, the SAFE agreements are to be paid from available assets after satisfying debts and other senior interests an amount up to the purchase amount, or ratable portion of available assets.

NOTE 5: STOCKHOLDERS' EQUITY/(DEFICIT)

On May 23, 2018, Thinker-Tinker, Inc., a California corporation, was formed. Thinker-Tinker, Inc. authorized 2,000,000 shares of no-par value Common Stock and 3,000,000 shares of no-par value Preferred Stock. The Preferred Stock may be issued from time to time in one or more series. The Company designated 10,000 shares of Preferred Stock as Series Seed Preferred Stock. The holders of these shares shall have all the same rights as holders of the Common Stock, except that upon a sale of all or substantially all of the assets or upon merger of liquidation, prior to any distributions to the holders of stock in the Company, they have the option of having capital contributions returned in exchange for the Series Seed Preferred Stock. Upon the next issuance of Preferred Stock, the Series Seed Preferred Stock shall be granted the voting powers, preference, rights, privileges and qualifications, limitations or restrictions of that series of Preferred Stock, in addition to the liquidation preference.

The members of Thinker-Tinker, LLC agreed to exchange 100% of their membership interests in Thinker-Tinker, LLC for 90,000 shares of Common Stock and 10,000 shares of Series Seed Preferred Stock in Thinker-Tinker, Inc.

Thinker-Tinker, Inc
Notes to Consolidated Financial Statements (unaudited)
As of December 31, 2018 and 2017 and for the years then ended

On July 26, 2018, the Company issued 6,383 shares of no-par value Common Stock for total proceeds of $20,000. These shares grant the holder with dilution protection of its 6% interest in the Company up until the occurrence of a bona fide equity transaction with outside investors of $250,000 or greater (as further defined in the stock purchase agreement).

As of December 31, 2018, 96,383 shares of Common Stock were issued and outstanding. As of December 31, 2018, 10,000 shares of Series Seed Preferred Stock were issued and outstanding.

NOTE 6: RELATED PARTIES

In 2018, the Company's co-founder extended financing of $250,000 to the Company through a SAFE agreement as discussed in Note 4. This SAFE agreement remains outstanding as of December 31, 2018.

In 2018, the Company advanced fund to an officer of the Company, which amounted to $3,250 as of December 31, 2018. This advance is payable on demand and does not bear interest. This amount was repaid subsequent to December 31, 2018.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2019.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

Thinker-Tinker, Inc
Notes to Consolidated Financial Statements (unaudited)
As of December 31, 2018 and 2017 and for the years then ended

NOTE 9: SUBSEQUENT EVENTS

<u>Management's Evaluation</u>

Management has evaluated subsequent events through January 20, 2020, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.